                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 1)


                                Dril-Quip, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   262037 10 4
                  --------------------------------------------
                                 (CUSIP Number)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ] Rule 13d-1(b)

         [ ] Rule 13d-1(c)

         [X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  262037 10 4                                       PAGE 2 OF 9 PAGES
----------------------                                       -----------------

================================================================================
      1         NAME OF REPORTING PERSON
                I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

                         Gary D. Smith
--------------------------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a)  [ ]

                                                                     (b)  [X]
--------------------------------------------------------------------------------
      3         SEC USE ONLY
--------------------------------------------------------------------------------
      4         CITIZENSHIP OR PLACE OF ORGANIZATION
                         United States of America
--------------------------------------------------------------------------------
                        5          SOLE VOTING POWER
                                            11,492
      NUMBER OF         --------------------------------------------------------
        SHARES          6          SHARED VOTING POWER
     BENEFICIALLY                           3,448,045
       OWNED BY         --------------------------------------------------------
         EACH           7          SOLE DISPOSITIVE POWER
      REPORTING                             11,492
        PERSON          --------------------------------------------------------
         WITH           8          SHARED DISPOSITIVE POWER
                                            3,448,045
--------------------------------------------------------------------------------
      9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         3,459,537
--------------------------------------------------------------------------------
      10        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                            [X]
--------------------------------------------------------------------------------
      11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                         20.0%
--------------------------------------------------------------------------------
      12        TYPE OF REPORTING PERSON
                         IN
================================================================================

CUSIP NO.  262037 10 4                                        PAGE 3 OF 9 PAGES
----------------------                                        -----------------

================================================================================
      1         NAME OF REPORTING PERSON
                I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

                         Gloria Jean Smith
--------------------------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [ ]

                                                                 (b)  [X]
                                                                 (joint filing)
--------------------------------------------------------------------------------
      3         SEC USE ONLY
--------------------------------------------------------------------------------
      4         CITIZENSHIP OR PLACE OF ORGANIZATION
                         United States of America
--------------------------------------------------------------------------------
                        5          SOLE VOTING POWER
                                        None
      NUMBER OF         --------------------------------------------------------
       SHARES           6          SHARED VOTING POWER
    BENEFICIALLY                        3,448,045
      OWNED BY          --------------------------------------------------------
        EACH            7          SOLE DISPOSITIVE POWER
      REPORTING                         None
       PERSON           --------------------------------------------------------
        WITH            8          SHARED DISPOSITIVE POWER
                                        3,448,045
--------------------------------------------------------------------------------
      9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         3,448,045
--------------------------------------------------------------------------------
      10        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                           [X]
--------------------------------------------------------------------------------
      11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                         20.0%
--------------------------------------------------------------------------------
      12        TYPE OF REPORTING PERSON
                         IN
================================================================================

CUSIP NO.  262037 10 4                                       PAGE 4 OF 9 PAGES
-----------------------                                      -----------------

================================================================================
      1         NAME OF REPORTING PERSON
                I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

                         Four Smith's Company, Ltd.
--------------------------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a)  [ ]

                                                                    (b)  [X]
--------------------------------------------------------------------------------
      3         SEC USE ONLY
--------------------------------------------------------------------------------
      4         CITIZENSHIP OR PLACE OF ORGANIZATION
                         Texas
--------------------------------------------------------------------------------
                        5          SOLE VOTING POWER
                                           3,448,045
      NUMBER OF         --------------------------------------------------------
       SHARES           6          SHARED VOTING POWER
    BENEFICIALLY                           None
      OWNED BY          --------------------------------------------------------
        EACH            7          SOLE DISPOSITIVE POWER
      REPORTING                            3,448,045
       PERSON           --------------------------------------------------------
        WITH            8          SHARED DISPOSITIVE POWER
                                           None
--------------------------------------------------------------------------------
      9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         3,448,045
--------------------------------------------------------------------------------
      10        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                         [X]
--------------------------------------------------------------------------------
      11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                         20.0%
--------------------------------------------------------------------------------
      12        TYPE OF REPORTING PERSON
                         PN
================================================================================

ITEM 1.
    Item 1(a)   Name of Issuer:                 Dril-Quip, Inc.

    Item 1(b)   Address of Issuer's             13550 Hempstead Highway
                Principal Executive Offices:    Houston, Texas  77040
ITEM 2.

    Item 2(a)   Name of Person(s) Filing:       Gary D. Smith, Gloria Jean Smith
                                                and Four Smith's Company, Ltd.

    Item 2(b)   Address of Principal            13550 Hempstead Highway
                Business Office:                Houston, Texas  77040

    Item 2(c)   Citizenship:                    U.S. (Four Smith's Company, Ltd.
                                                is a limited partnership
                                                organized under the laws of the
                                                State of Texas)

    Item 2(d)   Title of Class of Securities:   Common Stock

    Item 2(e)   CUSIP Number:                   262037 10 4

ITEM 3.         IF THIS STATEMENT IS FILED PURSUANT TO RULE
                13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

                (a)  [ ]   Broker or dealer registered under Section 15 of the
                           Act.

                (b)  [ ]   Bank as defined in Section 3(a)(6) of the Act.

                (c)  [ ]   Insurance company as defined in Section 3(a)(19) of
                           the Act.

                (d)  [ ]   Investment company registered under Section 8 of the
                           Investment Company Act of 1940.

                (e)  [ ]   Investment adviser in accordance with
                           Section 240.13d-1(b)(1)(ii)(E).

                (f)  [ ]   Employee benefit plan or endowment fund in accordance
                           with Section 240.13d-1(b)(1)(ii)(F).

                (g)  [ ]   Parent holding company or control person, in
                           accordance with Section 240.13d-1(b)(ii)(G).

                (h)  [ ]   Savings Associations as defined in Section 3(b) of
                           the Federal Deposit Insurance Act.

               (i) [ ] Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.

               (j) [ ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

ITEM 4.        OWNERSHIP

    Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)  Amount Beneficially Owned by Gary D. Smith:              3,459,537(1)(2)(3)

(b)  Percent of Class Beneficially Owned by Gary D. Smith:        20.0%(1)(2)(3)

(c)  Number of shares as to which Gary D. Smith has:

     (i)      Sole power to vote or to direct the vote:             11,492(1)(2)

     (ii)     Shared power to vote or to direct the vote:        3,448,045(2)(3)

     (iii)    Sole power to dispose or to direct the
              disposition of:                                          11,492(1)

     (iv)     Shared power to dispose or to direct the
              disposition:                                       3,448,045(2)(3)

(d)  Amount Beneficially Owned by Gloria Jean Smith:             3,448,045(2)(3)

(e)  Percent of Class Beneficially Owned by Gloria Jean Smith:       20.0%(2)(3)

(f)  Number of shares as to which Gloria Jean Smith has:

     (i)      Sole power to vote or to direct the vote:                     None

     (ii)     Shared power to vote or to direct the vote:        3,448,045(2)(3)

     (iii)    Sole power to dispose or to direct the
              disposition of:                                               None

     (iv)     Shared power to dispose or to direct the
              disposition:                                          3,448,045(3)

(g)  Amount Beneficially Owned by Four Smith's Company, Ltd.:       3,448,045(2)

(h)  Percent of Class Beneficially Owned by Four Smith's Company, Ltd.: 20.0%(2)

(i)  Number of shares as to which Four Smith's Company, Ltd. has:

     (i)      Sole power to vote or to direct the vote:             3,448,045(2)

    (ii)     Shared power to vote or to direct the vote:                    None

    (iii)    Sole power to dispose or to direct the disposition of:    3,448,045

    (iv)     Shared power to dispose or to direct the disposition:          None

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

            Not Applicable

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

            Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

            Not Applicable

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

            Not Applicable

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP

            Not Applicable

ITEM 10.    CERTIFICATION

            Not Applicable

Explanation of Responses:

         (1) Includes (i) 555 shares of Common Stock owned directly by Mr. Smith and (ii) 10,937 shares of Common Stock subject to exercisable options.

         (2) Does not include 6,918,974 shares of Common Stock (including exercisable options to buy shares of Common Stock), with respect to Mr. Smith, or 6,930,466 shares of Common Stock, with respect to each of Mrs. Smith and Four Smith's Company, Ltd., owned by certain stockholders of Dril-Quip, Inc. (the "Issuer") who are parties to the Stockholders' Agreement dated October 17, 1997 (the "Stockholders' Agreement"). Pursuant to the Stockholders' Agreement, certain stockholders of the Issuer have agreed to vote shares of common stock, par value $.01 per share, of the Issuer held by each of them for the election of nominees to the Board of Director proposed by each of (i) Larry E. Reimert and Reimert Family Partners, Ltd., (ii) Gary D. Smith and Four Smith's Company, Ltd. and (iii) J. Mike Walker. The parties to the Stockholders' Agreement may be deemed to have formed a group pursuant to Rule 13d-5(b)(1) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Nothing herein shall constitute an affirmance that any such group exists; however, any such group could be deemed to have beneficial ownership, for purposes of Section 13(d) and 13(g) of the Exchange Act, of all equity securities of the Issuer beneficially owned by such parties. Such parties would, as of January 31, 1999, be deemed to beneficially own an aggregate of 10,378,511 shares of Common Stock, or approximately 60.0% of the total number of shares reported to be outstanding in the Issuer's Form 10-Q for the quarter ended September 30, 1998. Each of Mr. Smith, Mrs. Smith and Four Smith's Company, Ltd. disclaims the beneficial ownership of any Common Stock owned by such other parties.

         (3) Includes 3,448,045 shares of Common Stock owned directly by Four Smith's Company, Ltd., as to which each of Mr. Smith and Mrs. Smith, as its managing general partners, exercise shared voting and dispositive power. Because each of Mr. Smith and Mrs. Smith exercise shared voting and dispositive power with respect to these shares, they may be deemed to be indirect beneficial owners of these shares for purposes of Rule 13d-3.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 15, 1999

                                        /s/ GARY D. SMITH
                                        --------------------------------------
                                        Gary D. Smith



                                        /s/ GLORIA JEAN SMITH
                                        --------------------------------------
                                        Gloria Jean Smith


                                        FOUR SMITH'S COMPANY, LTD.


                                        By: /s/ GARY D. SMITH
                                           -----------------------------------
                                           Gary D. Smith,
                                           its Managing General Partner

                                        FOUR SMITH'S COMPANY, LTD.


                                        By: /s/ GLORIA JEAN SMITH
                                           -----------------------------------
                                           Gloria Jean Smith,
                                           its Managing General Partner

                                    AGREEMENT

         The undersigned hereby agree in writing pursuant to the provisions of Rule 13d-1(f)(1)(iii) under the Securities Exchange Act of 1934, as amended, that the Schedule 13G to which this Agreement is attached is filed on behalf of each of the undersigned.



                                        /s/ GARY D. SMITH
                                        --------------------------------------
                                        Gary D. Smith



                                        /s/ GLORIA JEAN SMITH
                                        --------------------------------------
                                        Gloria Jean Smith


                                        FOUR SMITH'S COMPANY, LTD.


                                        By: /s/ GARY D. SMITH
                                           -----------------------------------
                                           Gary D. Smith,
                                           its Managing General Partner


                                        FOUR SMITH'S COMPANY, LTD.


                                        By: /s/ GLORIA JEAN SMITH
                                           -----------------------------------
                                           Gloria Jean Smith,
                                           its Managing General Partner